

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 25, 2012

VIA U.S. MAIL

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Re: J.P. Morgan Exchange-Traded Fund Trust, et al., File No. 812-14045

Dear Mr. Strauss:

By Form APP-WD filed with the Securities and Exchange Commission on July 25, 2012, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Janet M. Grossnickle
Assistant Director
Office of Investment Company Regulation

cc: Frank J. Nasta, Esq.
        J.P. Morgan Investment Management Inc.
        270 Park Avenue
        New York, New York 10017